UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 7, 2024, CytoMed Therapeutics Limited (the “Company”) issued a press release announcing that its first-in-human Phase I ANGELICA clinical trial in collaboration with the National University Hospital of Singapore, using its patented donor allogeneic chimeric antigen receptor T cell (CAR-T cell) against blood and solid tumors received co-funding support from the Singapore Ministry of Health through the National Medical Research Council (“NMRC”) Office, and MOH Holdings Pte Ltd under the NMRC Clinical Trial Grant Industry Collaborative Trials scheme (MOH-001646).

The Company has also announced that it will host an earnings conference call to discuss its six months ended June 30, 2024 financial results on October 8, 2024, at 9 a.m. ET (9 p.m. SGT), details of which can be found in the press release.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Entry Into an Acquisition Agreement

In the same press release, the Company announced that it has completed the acquisition of a licenced cord blood bank in Malaysia, sharpening its strategy in cell therapies via the Company’s access to rare and precious cord blood donated for research and development. The transaction has been approved by the Company’s board of directors, and the Company has financed the acquisition using internal cash resources.

The foregoing description of the Acquisition Agreement is qualified in its entirety by reference to the full text of the Acquisition Agreement, which was filed as Exhibit 99.2 to the Company’s Form 6-K released on October 3, 2024 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1

Press Release dated October 7, 2024 titled: CytoMed Therapeutics’ first-in-human Phase I ANGELICA clinical trial using its patented donor allogeneic chimeric antigen receptor T cell (CAR-T cell) against blood and solid tumors received co-funding support from the NMRC Clinical Trial Grant

Completion of cash acquisition of licenced cord blood bank expanding CytoMed’s strategy to cord blood-derived biologics through its subsidiary, LongevityBank Pte Ltd

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

Date: October 7, 2024	By:	/s/ CHOO Chee Kong
CHOO Chee Kong Director and Chairman